AAA BEST CAR RENTAL INC.

351 E 16th Street,

Paterson, NJ 07524

(973) 851-6863

February 18, 2011

Donald Field

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: AAA Best Car Rental Inc.

Amendment #4 to

Registration Statement on Form S-1

Filed February 16, 2011

Filing No. 333-170128

Dear Mr. Field:

This letter shall serve as the request of AAA Best Car Rental Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Thursday, February 24, 2011, 9:00AM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,

/S/ Suresh Gupta

Suresh Gupta, President